John J. O’Brien

Partner

215.963.4969

October 9, 2020

FILED AS EDGAR CORRESPONDENCE

Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Post-Effective Amendment No. 112 to the Registration Statement of SEI Institutional Investments Trust (File Nos. 333-58041 and 811-07257)

Dear Ms. Choo:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the additional comments you provided via telephone on September 30, 2020, regarding the Trust’s Post-Effective Amendment No. 111, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 112, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on July 30, 2020 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”) and the related Correspondence filing made by the Trust on September 25, 2020 in response to the initial comments with respect to the Amendment that you provided via telephone on September 17, 2020. As indicated in the Amendment and the prior Correspondence filing, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Fund. Below, we have briefly summarized your additional comments, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.              Comment.                                      The Staff has reviewed the Trust’s Correspondence with respect to the Staff’s previous comment regarding the Funds’ expense example disclosure.  The Staff’s view is that when an issuer determines to not provide the second expense example, then Form N-1A requires that the introductory language for the expense example table should be revised to disclose that the example assumes that the investor redeems or holds all shares at the end of the periods.  Accordingly, please further consider the Staff’s second comment as discussed in the Trust’s prior Correspondence.

Response.                                         We are not aware of any express requirement to revise the introductory language to the expense example table where an issuer, in accordance with Instruction 4(f) to Item 3 of Form N-1A, does not include the second expense example because no fee is imposed on shareholders in

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

connection with a redemption.  Nonetheless, in response to your comment, we will incorporate the suggested disclosure in future post-effective amendments to the Trust’s registration statement.

2.                                      Comment.                                      Regarding the twenty-third comment in the prior Correspondence, the Staff reasserts its belief that the Funds should consider whether to include a table or chart that references which risks in the “More Information About Principal Risks” section apply to which Funds, as the Staff is of the view that this could be helpful to shareholders, given that not all risks described therein have a direct corollary in the Funds’ Item 4 disclosure.

Response.                                         After further consideration, the Trust still is of the view that no changes are needed at this time. The Trust believes that the risk headings are already sufficiently clear to indicate to shareholders and prospective investors which information is applicable to which Funds, based on each Fund’s principal risk disclosure.  The Trust and other related registrants, however, will continue to consider the use of the inclusion of such a table in future post-effective amendments on a case-by-case basis.

3.                                      Comment.                                      Regarding the thirtieth comment in the prior Correspondence, the Staff reissues its comment regarding the “Global Asset Allocation” section.  Specifically, the Staff believes that the Trust should consider whether to disclose in more detail the risks associated with the Funds being underlying funds in those advisory programs, such as transaction costs and other expenses, potential tax impact, and the timing of portfolio transactions.

Response.                                         The Trust remains of the view of that its current disclosure is materially complete and accurate with respect to the Funds as investment vehicles for the Global Asset Allocation strategies.  Nonetheless, based on the Staff’s comments, Morgan Lewis and the Trust have undertaken a more detailed review of this disclosure, which we expect to result in certain enhancements being made to future post-effective amendments to the Trust’s registration statement and the registration statements of other related registrants, as applicable.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien